Filed Pursuant to Rule 433

Registration No. 333-141071

Registration No. 333-141071

Issuer Free Writing Prospectus

Filed pursuant to Rule 433

OFFERING SUMMARY

Relating to the Preliminary Pricing Supplement

Dated April 6, 2007 (subject to completion)

Wachovia Corporation Medium-Term Notes, Series G

Principal Protected Enhanced Yield Commodity-

Linked Notes due •, 2010

Issuer:	Wachovia Corporation
Expected Pricing Date:	•, 2007
Expected Settlement Date:	•, 2007
Maturity Date:	•, 2010.
Principal Amount:	Each note will have a principal amount of $1,000. Each note will be offered at an initial public offering price of $1,000.
Interest:

The notes will bear interest at a rate equal to [•]% per annum (to be determined on the pricing date), payable annually, unless the closing price of any one of the following eight commodities is less than or equal to that commodity’s barrier level on the relevant interest valuation date: copper, nickel, zinc, lead, silver, platinum and corn (each, a “Component Commodity”, and collectively the “Component Commodities”), in which case the interest rate and, therefore, the interest payment for that interest period will be zero.

The barrier levels for copper, nickel, zinc, lead, silver, platinum and corn will equal: $•, $•• $•, $•, $•, $•, and $•, respectively, the prices that are 70% of the closing price of each Component Commodity on the pricing date, and will be determined by the calculation agent.

If the closing price of any Component Commodity is less than or equal to its respective barrier level on any interest valuation date, the interest rate for that interest period will be zero and you will not receive an interest payment on the corresponding interest payment date.

Payment at Maturity:	On the maturity date, for each note that you hold, you will receive a cash payment equal to the principal amount of your note, plus accrued but unpaid interest, if any.
Principal Protection:	The notes are fully principal protected and will return 100% of the principal amount of the notes at maturity.
Listing:	The notes will not be listed or displayed on any securities exchange, the Nasdaq Global Market or any electronic communications network.
CUSIP Number:	929903DE9

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary pricing supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or and dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-888-215-4145 (or by calling 1-704-715-8400 (toll call)) and asking for the Fixed Income Structured Notes Group.

Principal Protected Enhanced Yield Commodity- Linked Notes due •, 2010

This offering summary represents a summary of the terms and conditions of the Principal Protected Enhanced Yield Commodity-Linked Notes due •, 2010 Offering 100% Principal Protection. We encourage you to read the preliminary pricing supplement and its accompanying prospectus to help you understand the Principal Protected Notes and this offering.

Key Characteristics of the Principal Protected Enhanced Yield Commodity-Linked Notes due •, 2010

The Principal Protected Enhanced Yield Commodity-Linked Notes are unsecured and unsubordinated debt of Wachovia Corporation, with interest payments linked to the performance of the Component Commodities.

Interest Payments

The notes will bear interest at a rate of [•]% per annum (to be determined on the pricing date) payable on each interest payment date, unless the closing price of any one of the Component Commodities is less than or equal to its respective barrier level on the relevant interest valuation date, in which case the interest rate and, therefore, the interest payment amount for that interest period will be zero.

The “barrier levels” for copper, nickel, zinc, lead, silver, platinum and corn will equal: $•, $•, $•, $•, $•, $• and $•, respectively, the prices that are 70% of the initial component commodity price of each Component Commodity, and will be determined by the calculation agent on the pricing date.

Principal Protection

The notes are fully principal protected and will return 100% of the principal amount of the notes at maturity. Even if the closing price of a Component Commodity is less than or equal to its respective barrier level on one or all interest valuation dates, you will still receive a return of 100% of the principal amount of your notes at maturity.

Considerations for Investors

Who should consider an investment in the notes?

Investors who are willing to hold the notes to maturity, who seek exposure to commodities generally and the Component Commodities, who seek the ability to receive variable annual interest rate payments and are willing to receive no interest in any or all interest periods and who seek to protect their investment by receiving at least 100% of the principal amount of their investment at maturity.

Who should not consider an investment in the notes?

The notes are not designed for, and may not be a suitable investment for, investors who are unable or unwilling to hold the notes to maturity, who seek an investment that bears a constant or fixed interest rate or who are unable or unwilling to invest in commodities generally or the Component Commodities.

Risk Factors

Yield may be lower. The yield that you will receive on your notes, which may be zero, may be less than the return you could earn on other investments. Your investment may not reflect the full opportunity cost to you when you take into account factors that affect the time value of money. Even if the closing prices of each Component Commodity is greater than its respective barrier level on each interest valuation date, the maturity payment amount with respect to your notes will always be limited to the principal amount. Therefore, you should be prepared to realize no return over the principal amount of your notes at maturity

There may not be an active trading market. The notes will not be listed or displayed on any securities exchange, the Nasdaq Global Market or any electronic communications network. There can be no assurance that a liquid trading market will develop for the notes. The development of a trading market for the notes will depend on our financial performance and other factors such as the increase, if any, in the prices of the Component Commodities. Even if a secondary market for the notes develops, it may not provide significant liquidity and we expect that transaction costs in any secondary market would be high. As a result, the difference between bid and asked prices for your note in any secondary market could be substantial. If you sell your notes before maturity, you may have to do so at a discount from the original public offering price, and, as a result, you may suffer substantial losses.

A sale prior to maturity may generate a loss. The market price of the notes at any given time may be affected by many factors, including, among other things, the performance of the Component Commodities, market views on Wachovia Corporation’s ability to pay its debt obligations, and current interest rates. If you do not hold your securities until maturity, the market price may be less than the maturity payment on the securities, and you may experience a loss.

There are specific risks associated with many of the Component Commodities.

Copper The price of copper is primarily affected by the global demand for, and supply of, copper. Demand for copper is significantly influenced by the level of global industrial economic activity. Industrial sectors that are particularly important include the electrical and construction sectors. In recent years demand has been supported by strong consumption from newly industrializing countries, which continue to be in a copper-intensive period of economic growth as they develop their infrastructure. An additional and highly volatile component of demand is adjustments to inventory in response to changes in economic activity and/or pricing levels.

Apart from the United States, Canada and Australia, the majority of copper concentrate supply (the raw material) comes from countries that have experienced political instability and upheaval and, as a result, copper supply has been affected by strikes, financial problems and terrorist activity in recent years.

Nickel The price of nickel is primarily affected by the global demand for, and supply of, nickel. Demand for nickel is significantly influenced by the level of global industrial economic activity. The stainless steel industrial sector is particularly important given that the use of nickel in the manufacture of stainless steel accounts for approximately two-thirds of worldwide nickel demand. An additional and highly volatile component of demand is adjustments to inventory in response to changes in economic activity and/or pricing levels.

Nickel supply is dominated by Russia, the world’s largest producer by far. Australia and Canada are also large producers. The supply of nickel is also affected by current and previous price levels, which will influence investment decisions in new mines and smelters.

Zinc The price of zinc is primarily affected by the global demand for, and supply of, zinc. Demand for zinc is significantly influenced by the level of global industrial economic activity. The galvanized steel industrial sector is particularly important given that the use of zinc in the manufacture of galvanized steel accounts for approximately 50% of world-wide zinc demand. The galvanized steel sector is in turn heavily dependent on the automobile and construction sectors. A relatively widespread increase in the demand for zinc by the galvanized steel sector, particularly in China and the United States, has been the primary cause of the recent rise in zinc prices. An additional and highly volatile component of demand is adjustments to inventory in response to changes in economic activity and/or pricing levels.

The supply of zinc concentrate (the raw material) is dominated by China, Australia, North America and Latin America. The supply of zinc is also affected by current and previous price levels, which will influence investment decisions in new mines and smelters.

Lead The price of lead is primarily affected by the global demand for, and supply of, lead. Demand for lead is significantly influenced by the level of global industrial economic activity. The storage battery market is particularly important given that the use of lead in the manufacture of batteries accounts for approximately two-thirds of worldwide lead demand. Lead is also used to house power generation units as it protects against electrical charges and dangerous radiations. Additional applications of lead include petrol additives, pigments, chemicals and crystal glass.

The supply of lead is widely spread around the world. It is affected by current and previous price levels, which influence important decisions regarding new mines and smelters. A critical factor influencing supply is the environmental regulatory regimes of the countries in which lead is mined and processed. It is not possible to predict the aggregate effect of all or any combination of these factors.

Silver The price of silver is primarily affected by the global demand for, and supply of, silver. Silver prices are affected by general economic trends, technical developments, substitution issues and regulation, as well as specific factors, including industrial and jewelry demand, expectations with respect to the rate of inflation, the relative strength of the U.S. dollar (the currency in which the price of silver is generally quoted) and of other currencies, interest rates, central bank sales, forward sales by producers, global or regional political or economic events and production costs and disruptions in major silver producing countries such as Mexico and Peru.

Silver supply consists of a combination of new mine production and existing stock of bullion and fabricated silver held by governments, public and private financial institutions, industrial organizations and private individuals. In addition, the price of silver has on occasion been subject to very rapid short-term changes due to speculative activities. From time-to-time, above-ground inventories of silver may also influence the market.

Platinum Platinum prices are primarily affected by the global demand for, and supply of, platinum. Since platinum supply is very limited, any disruptions in platinum supply tend to have an exaggerated effect on the price of platinum. Key factors that may influence prices are the policies in or political stability of the most important producing countries, in particular, Russia and South Africa, the size and availability of the Russian platinum stockpiles, as well as the economic situation of the main consuming countries.

Corn The price of corn is primarily affected by the global demand for, and supply of, corn. The demand for corn is in part linked to the development of industrial and energy uses for corn. This includes the use of corn in the production of ethanol. The demand for corn is also affected by the profitability of the pork and poultry sectors, which use corn for feed. Troubles in those industries will lessen the demand for corn. For example, if avian flu were to have a negative effect on world poultry markets, the demand for corn might decrease.

The supply of corn is dependent on many factors including weather patterns, government regulation, the price of fuel and fertilizers and the current and previous price of corn. The United States is the world’s largest supplier of corn, followed by China and Brazil. The supply of corn is particularly sensitive to weather patterns in the United States and China.

Risks relating to trading of Component Commodities on the London Metals Exchange. The closing prices of copper, nickel, zinc and lead will be determined by reference to the U.S. dollar settlement prices of contracts traded on the London Metals Exchange (the “LME”). The LME is a principals’ market which operates in a manner more closely analogous to the over-the-counter physical commodity markets than regulated futures markets, and certain features of U.S. futures markets are not present in the context of LME trading. For example, there are no daily price limits on the LME, which would otherwise restrict the extent of daily fluctuations in the prices of LME contracts. In a declining market, therefore, it is possible that prices would continue to decline without limitation within a trading day or over a period of trading days. In addition, depending on the underlying commodity, a contract may be entered into on the LME calling for daily delivery from one day to three months following the date of such contract and for monthly delivery from the seventh month following the date of such contract up to 63 months following the date of such contract, in contrast to trading on futures exchanges, which call for delivery in stated delivery months. As a result, there may be a greater risk of a concentration of positions in LME contracts on particular delivery dates, which in turn could cause temporary aberrations in the prices of LME contracts for certain delivery dates. If such aberrations occur on an interest valuation date, the U.S. dollar settlement prices used to determine the closing price of copper, nickel, lead and platinum, and consequently the interest payment amount, could be adversely affected.

Risks relating to trading of Component Commodities on the LBMA. The price of silver will be determined by reference to fixing prices reported by the LBMA. The LBMA is a self-regulatory association of bullion market participants. Although all market-making members of the LBMA are supervised by the Bank of England and are required to satisfy a capital adequacy test, the LBMA itself is not a regulated entity. If the LBMA should stop operations, or if bullion trading should become subject to a value added tax, any other tax or any other form of regulation currently not in place, the role of the LBMA price fixings as a global benchmark for the value of silver may be adversely affected. The LBMA is a principals’ market which operates in a manner more closely analogous to the over-the-counter physical commodity market than U.S. futures markets, and certain features of U.S. futures contracts are not present in the context of LBMA trading. For example, there are no daily price limits on the LBMA which would otherwise restrict fluctuations in the prices of LBMA contracts. In a declining market, it is possible that prices would continue to decline without limitation within a trading day or over a period of trading days.

Risks relating to trading of Component Commodities on the LPPM. The price of platinum will be determined by reference to fixing prices reported by the LPPM, a self-regulatory association of bullion market participants. The LPPM is a principals’ market which operates in a manner more closely analogous to the over-the-counter physical commodity market than U.S. futures markets, and certain features of U.S. futures contracts are not present in the context of LPPM trading. For example, there are no daily price limits on the LPPM which would otherwise restrict fluctuations in the prices of LPPM contracts. In a declining market, it is possible that the fixing prices would continue to decline without limitation within a trading day or over a period of trading days.

Historical prices of the Component Commodities should not be taken as an indication of the future prices of the Component Commodities during the term of the notes. The closing prices of the Component Commodities will be influenced by complex and interrelated political, economic, financial and other factors that can affect the markets in which those commodities are traded and the values of those commodities themselves. As a result, it is impossible to predict whether the closing prices of the Component Commodities will rise or fall.

Risks associated with the Component Commodities may adversely affect the market price of the notes. Because the annual interest rate on the notes is linked to the closing price of the Component Commodities on each interest valuation date which, in part, reflects the return on futures contracts and settlement prices on eight different exchange-traded physical commodities, the notes will be less diversified than other funds or investment portfolios investing in a broader range of products and, therefore, could experience greater volatility. An investment in the notes may therefore carry risks similar to a concentrated securities investment in a limited number of industries or sectors.

Potential conflicts of interest. Wachovia or its affiliates may engage in trading activities related to the Component Commodities and the exchange-traded futures and forward contracts on the Component Commodities, which are not for the account of holders of the notes or on their behalf. These trading activities may present a conflict between the holders’ interest in the notes and the interests we and our affiliates will have in our proprietary accounts, in facilitating transactions, including options and other derivatives transactions, for our customers and in accounts under our management. These trading activities, if they influence the prices of the Component Commodities, could be adverse to the interests of the holders of the notes. We and one or more of our affiliates have published and in the future expect to publish research reports with respect to some or all of the Component Commodities. This research is modified from time to time without notice and may express opinions or provide recommendations that are inconsistent with purchasing or holding the notes. The research should not be viewed as a recommendation or endorsement of the notes in any way and investors must make their own independent investigation of the merits of this investment. Any of these activities by us or our other affiliates may affect the market price of the Component Commodities and the related exchange-traded futures and forward contracts and, therefore, the market value of the notes.

Certain Tax Considerations

The United States federal income tax consequences of your notes are complex and uncertain. The tax treatment of your notes will depend upon whether the notes are properly treated as variable rate debt instruments, and this may depend upon whether or not it is reasonably expected that the average rate of return on the notes during the first half of the notes’ term will be significantly greater or less than the average rate of return on the notes during the second half of the notes’ term (“Front or Back-Loaded”). We believe that the notes should not be treated as Front or Back-Loaded and we intend to report payments on the notes in accordance with such position. Assuming that such position is correct, your notes should be treated as variable rate debt instruments for United States federal income tax purposes. Under this characterization, you will be subject to tax on the notes’ periodic interest payments, if any, as ordinary income at the time you receive or accrue such periodic payments, depending on your method of accounting for tax purposes; and any gain or loss you recognize upon the sale or maturity of your notes will be capital gain or loss (except to the extent of accrued but unpaid interest).

If the Internal Revenue Service disagrees with this tax treatment, the notes will likely be treated as a debt instrument subject to the special rules governing contingent payment debt instruments, as described under the section entitled “Supplemental Tax Considerations—Supplemental U.S. Tax Considerations—Alternative Characterization” in the Preliminary Pricing Supplement. If the notes are so treated, you will be required to accrue interest income over the term of your notes based upon the yield at which we would have issued a non-contingent fixed-rate debt instrument with terms and conditions similar to your notes.

All individuals who are considering an investment in the notes should read in its entirety the section entitled “Supplemental Tax Considerations” in the Preliminary Pricing Supplement.

Historical Information About the Component Commodities

We have obtained the closing prices set forth in the tables below from Bloomberg Financial Products, without independent verification. We make no representation or warranty as to the accuracy or completeness of any of the information concerning the component indices.

The following tables set forth the published high and low closing prices of the Component Commodities as well as the closing prices of the Component Commodities at the end of each quarter from January 1, 2003 through March 31, 2007. Figures are provided for part of the second quarter of 2007. On April 5, 2007, the closing prices of copper, nickel, zinc, lead, silver, platinum and corn were $7,465.00, $52,375.00, $3,402.00, $2,021.00, $1,358.00, $1,251.00 and $366.00, respectively. Past movements of the Component Commodities are not indicative of future closing prices.

Quarterly High, Low and Closing Price of Copper

Quarter-Start Date	Quarter-End Date	High Closing Price of Copper	Low Closing Price of Copper	Quarter-End Closing Price of Copper
01/01/2003	03/31/2003	$1,728.00	$1,544.50	$1,587.50
04/01/2003	06/30/2003	1,711.50	1,564.00	1,644.00
07/01/2003	09/30/2003	1,824.50	1,638.00	1,794.00
10/01/2003	12/31/2003	2,321.00	1,790.50	2,321.00

01/01/2004	03/31/2004	3,105.50	2,337.00	3,067.50
04/01/2004	06/30/2004	3,170.00	2,554.00	2,664.50
07/01/2004	09/30/2004	3,140.00	2,700.00	3,140.00
10/01/2004	12/31/2004	3,287.00	2,835.00	3,279.50

01/01/2005	03/31/2005	3,424.50	3,072.00	3,408.00
04/01/2005	06/30/2005	3,670.00	3,113.00	3,597.00
07/01/2005	09/30/2005	3,978.00	3,444.00	3,949.00
10/01/2005	12/31/2005	4,650.00	3,905.00	4,584.50

01/01/2006	03/31/2006	5,527.50	4,537.00	5,527.50
04/01/2006	06/30/2006	8,788.00	5,561.00	7,501.00
07/01/2006	09/30/2006	8,233.00	7,230.00	7,601.00
10/01/2006	12/31/2006	7,740.00	6,290.00	6,290.00

01/01/2007	03/31/2007	6,940.00	5,225.50	6,940.00
04/01/2007	04/05/2007	7,465.00	6,916.00	7,465.00

Quarterly High, Low and Closing Price of Nickel

Quarter-Start Date	Quarter-End Date	High Closing Price of Nickel	Low Closing Price of Nickel	Quarter-End Closing Price of Nickel
01/01/2003	03/31/2003	$ 9,105.00	$ 7,210.00	$ 7,940.00
04/01/2003	06/30/2003	9,550.00	7,710.00	8,395.00
07/01/2003	09/30/2003	10,325.00	8,330.00	10,220.00
10/01/2003	12/31/2003	16,670.00	10,250.00	16,650.00

01/01/2004	03/31/2004	17,770.00	12,200.00	13,885.00
04/01/2004	06/30/2004	15,330.00	10,530.00	14,990.00
07/01/2004	09/30/2004	15,980.00	12,050.00	15,100.00
10/01/2004	12/31/2004	16,595.00	12,685.00	15,205.00

01/01/2005	03/31/2005	16,565.00	14,035.00	16,250.00
04/01/2005	06/30/2005	17,750.00	14,520.00	14,700.00
07/01/2005	09/30/2005	15,600.00	13,410.00	13,600.00
10/01/2005	12/31/2005	14,120.00	11,500.00	13,380.00

01/01/2006	03/31/2006	15,340.00	13,505.00	15,340.00
04/01/2006	06/30/2006	23,100.00	15,600.00	22,275.00
07/01/2006	09/30/2006	34,750.00	22,690.00	31,500.00
10/01/2006	12/31/2006	35,455.00	29,995.00	34,205.00

01/01/2007	03/31/2007	50,345.00	32,900.00	45,500.00
04/01/2007	04/05/2007	52,375.00	47,650.00	52,375.00

Quarterly High, Low and Closing Price of Zinc

Quarter-Start Date	Quarter-End Date	High Closing Price of Zinc	Low Closing Price of Zinc	Quarter-End Closing Price of Zinc
01/01/2003	03/31/2003	$ 810.50	$ 755.00	$ 763.00
04/01/2003	06/30/2003	809.00	741.00	783.50
07/01/2003	09/30/2003	863.00	781.00	825.00
10/01/2003	12/31/2003	1,008.00	834.00	1,008.00

01/01/2004	03/31/2004	1,155.50	1,002.00	1,086.50
04/01/2004	06/30/2004	1,125.00	967.00	967.00
07/01/2004	09/30/2004	1,079.00	943.00	1,079.00
10/01/2004	12/31/2004	1,270.00	1,004.50	1,270.00

01/01/2005	03/31/2005	1,430.00	1,197.50	1,349.00
04/01/2005	06/30/2005	1,365.50	1,216.00	1,223.00
07/01/2005	09/30/2005	1,439.00	1,165.00	1,411.00
10/01/2005	12/31/2005	1,915.00	1,405.00	1,915.00

01/01/2006	03/31/2006	2,690.50	1,912.00	2,690.50
04/01/2006	06/30/2006	3,990.00	2,710.00	3,260.00
07/01/2006	09/30/2006	3,671.50	3,125.50	3,360.00
10/01/2006	12/31/2006	4,619.50	3,369.50	4,331.00

01/01/2007	03/31/2007	4,259.00	3,050.00	3,280.50
04/01/2007	04/05/2007	3,402.00	3,205.50	3,402.00

Quarterly High, Low and Closing Price of Lead

Quarter-Start Date	Quarter-End Date	High Closing Price of Lead	Low Closing Price of Lead	Quarter-End Closing Price of Lead
01/01/2003	03/31/2003	$ 486.00	$ 428.00	$ 440.50
04/01/2003	06/30/2003	484.50	429.00	484.50
07/01/2003	09/30/2003	542.50	469.50	542.50
10/01/2003	12/31/2003	739.50	551.00	739.50

01/01/2004	03/31/2004	975.00	730.00	829.00
04/01/2004	06/30/2004	925.00	696.50	868.00
07/01/2004	09/30/2004	1,039.00	873.50	964.00
10/01/2004	12/31/2004	1,056.00	873.00	1,056.00

01/01/2005	03/31/2005	1,033.50	912.00	1,023.00
04/01/2005	06/30/2005	1,020.00	927.00	927.00
07/01/2005	09/30/2005	1,015.00	824.00	975.00
10/01/2005	12/31/2005	1,155.50	970.00	1,100.00

01/01/2006	03/31/2006	1,448.00	1,101.00	1,210.00
04/01/2006	06/30/2006	1,316.00	914.50	955.00
07/01/2006	09/30/2006	1,425.00	975.50	1,425.00
10/01/2006	12/31/2006	1,809.00	1,411.00	1,775.00

01/01/2007	03/31/2007	2,000.00	1,575.00	1,936.00
04/01/2007	04/05/2007	2,021.00	1,945.00	2,021.00

Quarterly High, Low and Closing Price of Silver

Quarter-Start Date	Quarter-End Date	High Closing Price of Silver	Low Closing Price of Silver	Quarter-End Closing Price of Silver
01/01/2003	03/31/2003	$ 492.75	$ 437.75	$ 446.00
04/01/2003	06/30/2003	486.50	437.00	450.50
07/01/2003	09/30/2003	531.75	455.50	511.50
10/01/2003	12/31/2003	596.50	481.50	596.50

01/01/2004	03/31/2004	782.50	597.50	782.50
04/01/2004	06/30/2004	829.00	549.50	591.00
07/01/2004	09/30/2004	682.00	587.50	666.50
10/01/2004	12/31/2004	804.00	668.50	681.50

01/01/2005	03/31/2005	757.00	639.00	718.75
04/01/2005	06/30/2005	753.00	685.00	710.00
07/01/2005	9/30/2005	753.00	674.00	753.00
10/01/2005	12/31/2005	922.50	734.50	883.00

01/01/2006	03/31/2006	1,175.50	883.00	1,175.50
04/01/2006	06/30/2006	1,494.00	972.00	1,070.00
07/01/2006	09/30/2006	1,315.00	1,052.00	1,155.00
10/01/2006	12/31/2006	1,405.00	1,082.50	1,290.00

01/01/2007	03/31/2007	1,458.00	1,221.00	1,335.00
04/01/2007	04/05/2007	1,358.00	1,328.00	1,358.00

Quarterly High, Low and Closing Price of Platinum

Quarter-Start Date	Quarter-End Date	High Closing Price of Platinum	Low Closing Price of Platinum	Quarter-End Closing Price of Platinum
01/01/2003	03/31/2003	$ 704.00	$ 603.00	$ 642.00
04/01/2003	06/30/2003	685.00	603.00	667.00
07/01/2003	09/30/2003	714.00	665.00	710.00
10/01/2003	12/31/2003	840.00	710.00	813.00

01/01/2004	03/31/2004	917.00	815.50	903.00
04/01/2004	06/30/2004	936.00	767.00	793.00
07/01/2004	09/30/2004	885.00	776.00	854.00
10/01/2004	12/31/2004	884.00	821.50	859.00

01/01/2005	03/31/2005	883.00	844.00	864.00
04/01/2005	06/30/2005	897.00	853.00	884.00
07/01/2005	09/30/2005	930.00	860.00	929.00
10/01/2005	12/31/2005	1,012.00	914.00	965.00

01/01/2006	03/31/2006	1,084.00	982.00	1,076.00
04/01/2006	06/30/2006	1,331.00	1,070.00	1,226.00
07/01/2006	09/30/2006	1,268.00	1,127.00	1,140.00
10/01/2006	12/31/2006	1,355.00	1,053.00	1,118.00

01/01/2007	03/31/2007	1,248.00	1,118.00	1,244.00
04/01/2007	04/05/2007	1,251.00	1,235.00	1,251.00

Quarterly High, Low and Closing Price of Corn

Quarter-Start Date	Quarter-End Date	High Closing Price of Corn	Low Closing Price of Corn	Quarter-End Closing Price of Corn
01/01/2003	03/31/2003	$245.25	$227.75	$236.50
04/01/2003	06/30/2003	256.00	228.50	228.50
07/01/2003	09/30/2003	242.50	205.50	220.25
10/01/2003	12/31/2003	254.75	213.75	246.00

01/01/2004	03/31/2004	320.00	250.00	320.00
04/01/2004	06/30/2004	330.50	257.50	257.50
07/01/2004	09/30/2004	257.50	205.25	205.50
10/01/2004	12/31/2004	207.50	191.50	204.75

01/01/2005	03/31/2005	228.50	194.75	213.00
04/01/2005	06/30/2005	235.50	195.25	212.25
07/01/2005	09/30/2005	260.00	195.00	205.50
10/01/2005	12/31/2005	216.25	186.25	215.75

01/01/2006	03/31/2006	236.00	205.00	236.00
04/01/2006	06/30/2006	263.00	223.00	235.50
07/01/2006	09/30/2006	264.25	219.00	262.50
10/01/2006	12/31/2006	390.25	264.00	390.25

01/01/2007	03/31/2007	434.50	354.50	374.50
04/01/2007	04/05/2007	366.00	346.25	366.00

THIS OFFERING SUMMARY SUMMARIZES AND CONDENSES THE PRELIMINARY PRICING SUPPLEMENT AND THE PROSPECTUS. YOU SHOULD NOT RELY ON THIS OFFERING SUMMARY TO MAKE AN INVESTMENT DECISION AND SHOULD READ THE PROSPECTUS AND THE PRELIMINARY PRICING SUPPLEMENT IN THEIR ENTIRETY BEFORE MAKING AN INVESTMENT DECISION.